Exhibit 99.3

January 16, 2023

To:	British Columbia Securities Commission
Ontario Securities Commission

Dear Sirs/Mesdames:

Re: BYND Cannasoft Enterprises Inc. (the “Issuer”) Notice of Change of Auditor

We acknowledge receipt of a Notice of Change of Auditor (the “Notice”) dated January 1, 2023, delivered to us by the Corporation in respect of the change of auditor of the Corporation. Pursuant to National Instrument 51-102 of the Canadian Securities Administrators, please accept this letter as confirmation that we have reviewed the Notice and, based on our knowledge as at the time of receipt of the Notice, we agree with each of the five paragraphs contained in the Notice.

Yours truly,

/s/ Reliant CPA PC

Reliant CPA PC

Certified Public Accountants

www.bfbcpa.us

5400 W Cedar Ave, Lakewood, CO 80226 PH: 303-953-1454 FAX: 720-251-8836